Filed Pursuant to Rule 424(b)(3)
Registration No. 333-211217

PROSPECTUS

10,000 Shares

Common Stock

This prospectus relates to shares of common stock of Barracuda Networks, Inc. that may be sold by the selling stockholders identified in this prospectus from time to time. The shares of common stock offered under this prospectus by the selling stockholders were initially issued on April 1, 2016 to SVB Financial Group (“SVB”), in connection with the settlement of outstanding indebtedness of Sookasa Inc., a Delaware corporation (“Sookasa”), in connection with the merger of Sookasa into the Company. In connection with the settlement of Sookasa’s outstanding indebtedness, we agreed to file with the SEC a registration statement covering the resale of the shares of common stock issued to SVB. We will not receive any of the proceeds from the sale of the shares hereunder.

The selling stockholders (which term as used herein includes the donees, transferees, distributees or other successors-in-interest of any selling stockholder) may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell their shares of common stock in the section of this prospectus titled “Plan of Distribution.”

Our common stock is listed on the New York Stock Exchange under the symbol “CUDA”. On July 21, 2016, the last reported sale price of our common stock on the New York Stock Exchange was $21.14 per share.

We are an “emerging growth company” as defined under the federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves significant risks. See the section titled “Risk Factors ” beginning on page 5 of this prospectus and in the applicable prospectus supplement before investing in any securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 21, 2016

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the United States Securities and Exchange Commission and (the “SEC”), using a “shelf” registration process. Under this shelf process, the selling stockholders may, from time to time, offer and sell shares of our common stock, as described in this prospectus, in one or more offerings.

You should rely only on the information contained in this prospectus (as supplemented and amended). We have not authorized anyone to provide you with different information. This document may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date other than its date regardless of the time of delivery of the prospectus or any sale of our common stock.

We urge you to read carefully this prospectus (as supplemented and amended) before deciding whether to purchase any of the shares of common stock being offered.

Prospectus Summary

This summary description about us and our business highlights selected information contained elsewhere in this prospectus or incorporated in this prospectus by reference. This summary does not contain all of the information you should consider before buying securities in this offering. You should carefully read this entire prospectus, including each of the documents incorporated herein by reference, before making an investment decision. Unless the context otherwise requires, the terms “Barracuda Networks,” “Barracuda,” “the Company,” “we,” “us” and “our” in this prospectus refer to Barracuda Networks, Inc., and its subsidiaries.

Barracuda Networks, Inc.

Overview

Barracuda designs and delivers powerful yet easy-to-use security and data protection solutions. We offer cloud-enabled solutions that empower customers to address security threats, improve network performance and protect and store their data. Our solutions are designed to simplify IT operations for our customers, allowing them to enhance their return on technology investment. Our business model is built on the core values of speed and agility, which we apply to all aspects of our approach, including our technology innovations, the delivery and deployment of our solutions and responses to customer inquiries. This model has enabled us to be highly scalable in reaching a large number of potential customers. Since inception, our solutions have been trusted by more than 150,000 organizations worldwide.

Our subscription-based security and data protection solutions are connected to our cloud services, which enable continuous software updates, offsite redundancy and distributed capacity. Our solutions are delivered as cloud-enabled appliances and virtual appliances, as well as cloud-only solutions. Our cloud-only solutions are designed for customers who cannot or do not wish to deploy additional on-premises infrastructure. Our appliances and virtual appliances leverage our cloud services to deliver hybrid cloud-enabled solutions to our customers. These hybrid solutions enable us to optimize usage of on-premises hardware required while simultaneously leveraging the scalability of the cloud. Our security solutions are designed to protect and optimize the performance of the most critical points within our customers’ IT infrastructures, including email servers, web applications, data centers and core networks. Our data protection solutions are designed to backup and archive business-critical data and make such data accessible for purposes such as compliance, disaster recovery and business intelligence. Our data protection solutions also allow users to securely and quickly access and sign files from Internet-connected devices. Our solutions can be managed centrally in any size or type of deployment through integrated, easy-to-use web interfaces that support configuration, monitoring and reporting.

We design our solutions specifically for IT professionals in resource-constrained environments who seek to benefit from current and emerging trends in information technology such as the rapid growth in cloud computing, adoption of virtualization, proliferation of mobile devices and the associated explosion of data. Our customers work in all types of organizations, from small- and mid-market businesses, governments and educational institutions, to departments or divisions within Fortune 2000 enterprises.

We nurture a culture that delivers value through simplicity to optimize our customers’ experiences. From the design of our solutions to our sales processes, customer support, manufacturing and delivery, we strive to make our solutions easy to purchase, install, maintain and update. We believe that Barracuda has become a highly visible and recognizable brand as a trusted IT partner. We design our solutions to be easy to use and to deploy without the need for special expertise or external support from IT specialists, and also to provide powerful capabilities that can be optimized to meet the requirements of resource-constrained environments. We employ a high-velocity sales model that incorporates a 30-day right to return for the majority of our solutions, real-time order fulfillment and a simple, low-cost entry point to make our customers’ purchase decisions and deployments seamless, easy and efficient.

Through our recurring subscription services, we provide our customers with up-to-date features, functionality and real-time security protection, eliminating the need for costly upgrades or additional software purchases. We answer our phones live 24x7x365, and endeavor to treat every customer call with the same high priority. Central to our culture is a focus on the long-term customer experience, including an ongoing dialogue with our customers to enhance our features and solutions. Our development and fulfillment processes rapidly deliver new services and functionality to our customers, enabling them to improve their time to value and return on technology investment through the low total cost of ownership, easy integration and accelerated deployment of our security and data protection solutions.

Corporate Information

We were incorporated in 2003 in the State of California under the name Barracuda Networks, Inc. and in 2004 reincorporated in the State of Delaware. Our principal executive offices are located at 3175 S. Winchester Blvd., Campbell, California 95008, and our telephone number is (408) 342-5400. Our website is www.barracuda.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Our design logos and the marks “Barracuda,” “Barracuda Networks,” “Copy” and “CudaSign” are the property of Barracuda Networks, Inc. This prospectus contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will remain an emerging growth company until the earlier of the last day of the fiscal year 2019, the last day of the fiscal year in which we have total annual gross revenue of at least $1.0 billion, the date on which we are deemed to be a large accelerated filer (this means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year), or the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

The Shares Offered in this Prospectus

Common stock offered by the selling stockholders	10,000 shares

NYSE trading symbol	“CUDA”

Use of proceeds	All of the shares of common stock being offered under this prospectus are being sold by the selling stockholders or their pledgees, donees, transferees, distributees or other successors-in-interest. Accordingly, we will not receive any proceeds from the sale of these shares.

Background

On March 17, 2016, we acquired Sookasa Inc., a Delaware corporation (“Sookasa”), pursuant to the terms of an Agreement and Plan of Merger for aggregate consideration of $250,001, which includes the settlement of the outstanding indebtedness of Sookasa with SVB Financial Group (“SVB”), and the issuance of 10,000 shares of the Company’s common stock to SVB in connection with such settlement. In connection with the settlement of the indebtedness with SVB, we agreed to file with the SEC a registration statement covering the resale of the shares of common stock issued to SVB in such settlement.

Throughout this prospectus, when we refer to the shares of our common stock, the offer and sale of which are being registered on behalf of the selling stockholders, we are referring to the shares of common stock issued to SVB that we agreed to register as described above. When we refer to the selling stockholders in this prospectus, we are referring to SVB and, as applicable, any donees, pledgees, transferees, distributees or other successors-in-interest selling shares received after the date of this prospectus from SVB as a gift or other transfer for no consideration.

RISK FACTORS

An investment in our securities involves a high degree of risk. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed in the section titled “Risk Factors” in any applicable prospectus supplement. You should also consider the risks, uncertainties and assumptions discussed under “Part I—Item 1A—Risk Factors,” in our Annual Report on Form 10-K for the fiscal year ended February 29, 2016 and “Part II—Item 1A—Risk Factors” in our Quarterly Reports on Form 10-Q, all of which are incorporated herein by reference, and as may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future and any prospectus supplement related to a particular offering. Each of the risks described in these documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a partial or complete loss of your investment. Additional risks and uncertainties not presently known to us or that we currently believe to be less significant than the risk factors incorporated by reference herein may also adversely affect our business. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections titled “Prospectus Summary” and “Risk Factors,” and the information incorporated by reference in this prospectus contain certain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” and the negative and plural forms of these words and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. These statements appear in this prospectus and the documents incorporated herein by reference, particularly in the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” and include statements regarding the intent, belief or current expectations of the Company and management that are subject to known and unknown risks, uncertainties and assumptions.

These forward-looking statements include, but are not limited to, statements concerning the following:

•	our future financial performance, including our expectations regarding our revenue, cost of revenue, gross profit or gross margin, operating expenses, including changes in research and development, sales and marketing and general and administrative expenses, and our ability to achieve and maintain future profitability;

•	our business plan and our ability to effectively manage our growth and associated investments;

•	anticipated trends, growth rates and challenges in our business and in the markets in which we operate;

•	market acceptance of recently introduced security and storage solutions;

•	beliefs about and objectives for future operations;

•	our ability to increase sales of our solutions and renewals of our subscriptions;

•	our ability to attract and retain customers;

•	our ability to cross-sell to our existing customers;

•	maintaining and expanding our customer base and our relationships with our channel partners;

•	our ability to timely and effectively scale and adapt our existing solutions;

•	our ability to develop new solutions and bring them to market in a timely manner;

•	our ability to maintain, protect and enhance our brand and intellectual property;

•	our ability to continue to expand internationally;

•	the effects of increased competition in our markets and our ability to compete effectively;

•	sufficiency of cash to meet cash needs for at least the next 12 months;

•	future acquisitions or investments;

•	our ability to stay in compliance with laws and regulations that currently apply or become applicable to our business both in the United States and internationally;

•	economic and industry trends or trend analysis;

•	the attraction and retention of qualified employees and key personnel;

•	the estimates and estimate methodologies used in preparing our consolidated financial statements;

•	the impact of our stock repurchase program; and

•	the future trading prices of our common stock.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs; however, these forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment and new risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus, any prospectus supplement and the information incorporated by reference to this prospectus and any prospectus supplement may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. The selling stockholders will receive all the proceeds from this offering, if any.

SELLING STOCKHOLDERS

Up to 10,000 shares of common stock are being offered by this prospectus, all of which are being offered for resale for the account of the selling stockholders. The 10,000 shares being offered by the selling stockholders were initially issued to SVB Financial Group (“SVB”), on April 1, 2016, in connection with the settlement of outstanding indebtedness of Sookasa Inc., a Delaware corporation (“Sookasa”), in connection with the merger of Sookasa into the Company. In connection with the transaction, we agreed to file with the SEC a registration statement covering the resale of the shares of common stock issued to SVB in such settlement. The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the shares being registered. When we refer to the “selling stockholders” in this prospectus, we mean the persons listed in the table below, as well as their donees, pledgees, assignees, transferees, distributees, or other successors-in-interest.

The table below sets forth certain information known to us, based upon written representations from the selling stockholders, with respect to the beneficial ownership of shares of common stock held by the selling stockholders as of April 1, 2016, the date of the issuance of the shares to SVB. Because the selling stockholders may sell, transfer or otherwise dispose of all, some or none of the shares of common stock covered by this prospectus, we cannot determine the number of such shares that will be sold, transferred or otherwise disposed of by the selling stockholders, or the amount or percentage of shares of common stock that will be held by the selling stockholders upon termination of any particular offering. See the section titled “Plan of Distribution.” For purposes of the table below, we assume that the selling stockholders will sell all their shares of common stock covered by this prospectus.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. We believe, based on information furnished to us, that the selling stockholders have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned. Applicable percentage ownership is based on 52,127,092 shares of common stock outstanding as of June 30, 2016. In computing the number of shares of common stock beneficially owned by a selling stockholder and the percentage ownership of such person, we deemed to be outstanding all shares that the selling stockholder has the right to acquire within 60 days of such date through the exercise of any options or other rights. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Name of Selling Stockholder	Prior to the Offering		Number of Shares of Common Stock Being Registered for Resale	After the Offering
	Number of Shares of Common Stock Beneficially Owned	Percent of Shares of Common Stock Outstanding		Number of Shares of Common Stock Beneficially Owned	Percent of Shares of Common Stock Outstanding
SVB Financial Group (1)	10,000	*	10,000	—	—
Total shares of common stock	10,000	*	10,000	—	—

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.
(1)	We have a $25.0 million credit facility with SVB which was entered into in October 2012 and is set to expire in November 2016. The credit facility includes an option to request an increase of the available funds to $50.0 million and is secured by a security interest on substantially all of our assets and contains restrictive covenants.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of the shares of common stock beneficially owned by them and offered hereby.

The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions.

The selling stockholders may effect such transactions by selling the shares of common stock directly or to or through broker-dealers. The shares of common stock may be sold through broker-dealers by one or more of, or a combination of, the following:

•	a block trade in which the broker-dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its account;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

•	in privately negotiated transactions.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than pursuant to this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares covered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

To our knowledge, there are currently no plans, arrangements or understandings between the selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the shares covered by this prospectus by such selling stockholders. If any selling stockholder notifies us that a material arrangement has been entered into with an underwriter, broker-dealer or other agent for the sale of shares through a block trade, special offering or secondary distribution, we may be required to file a prospectus supplement pursuant to applicable SEC rules promulgated under the Securities Act.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement of which this prospectus forms a part.

We are required to pay all fees and expenses incident to the registration of the shares of common stock covered by this prospectus.

Once sold under the registration statement of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati, P.C., own common stock representing less than 0.03% of our outstanding common stock as of May 31, 2016.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended February 29, 2016, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, including any amendments to those reports, and other information that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act can also be accessed free of charge through the Internet. These filings will be available as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

We have filed with the SEC a registration statement under the Securities Act relating to the offering of these securities. The registration statement, including the attached exhibits, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement. You can obtain a copy of the registration statement, at prescribed rates, from the SEC at the address listed above. The registration statement and the documents referred to below under “Incorporation by Reference” are also available on our Internet website, www.barracuda.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus certain information we file with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede information contained in this prospectus and any accompanying prospectus supplement. We incorporate by reference the documents listed below that we have previously filed with the SEC (excluding any portions of any Form 8-K that are not deemed “filed” pursuant to the General Instructions of Form 8-K):

•	our Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended February 29, 2016, filed on May 4, 2016 and May 6, 2016, respectively;

•	our Quarterly Reports on Form 10-Q for the quarter ended May 31, 2016, filed on July 8, 2016;

•	our Current Reports on Form 8-K filed with the SEC on March 23, 2016, May 27, 2016, and July 7, 2016, respectively, and amendments thereto on Form 8-K/A, filed on June 1, 2016; and

•	the description of our common stock contained in our Registration Statement on Form 8-A as filed with the SEC on October 30, 2013 pursuant to Section 12(b) of the Exchange Act.

We also incorporate by reference into this prospectus additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the completion or termination of the offering, including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement, but excluding any information deemed furnished and not filed with the SEC. Any statements contained in a previously filed document incorporated by reference into this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in a subsequently filed document also incorporated by reference herein, modifies or supersedes that statement.

This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. You should rely only on the information incorporated by reference or provided in this prospectus. Neither we nor the selling stockholders have authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus or the date of the documents incorporated by reference in this prospectus.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, at no cost to the requester, a copy of any and all of the information that is incorporated by reference in this prospectus.

Requests for such documents should be directed to:

Barracuda Networks, Inc.

Attn: Investor Relations

3175 S. Winchester Blvd.

Campbell, CA 95008

(408) 342-5400

You may also access the documents incorporated by reference in this prospectus through our website at www.barracuda.com. Except for the specific incorporated documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus or the registration statement of which it forms a part.

10,000 Shares

Common Stock

PROSPECTUS

July 21, 2016